Exhibit 99.1

World, Co-founded by Sam Altman and Alex Blania,

Accelerates Expansion in Japan via MEDIROM Collaboration

Re.Ra.Ku’s “Orb” Authentication Surpasses 20,000 Cumulative Verifications,

Doubling in Approximately Two Months

Tokyo, Japan – January 8th, 2026 – MEDIROM Healthcare Technologies Inc. (Headquarters: Minato-ku, Tokyo; CEO: Kouji Eguchi; NASDAQ: MRM, MEDIROM or the “Company”), announces that the cumulative number of Proof of Human authentications using the World ID authentication device ‘Orb’ at stores centered on the relaxation salon “Re.Ra.Ku,” operated by its subsidiary MEDIROM Wellness Co., surpassed 20,000 as of December 28, 2025.

The Company participates in World (a Proof of Human authentication protocol), co-founded by Sam Altman and Alex Blania, and is advancing access to Proof of Human technology via the World Network.

This milestone of surpassing 20,000 verifications represents a doubling in just about two months since reaching 10,000 cases on October 23, 2025. We believe this is the result of the synergistic functioning of World's vision for next-generation digital infrastructure and our operational framework leveraging our physical store network.

Going forward, we will continue to expand the installation of Orbs to 200 salons nationwide, progressively providing broader access to this new social infrastructure that enables more people to perform Proof of Human.

■ Background of Surpassing 20,000 Authentications

This milestone of 20,000 authentications was largely driven by our 25th anniversary event, “The 5-Minute Shoulder Massage Campaign for 250,000 People.” By offering individuals waiting to verify their humanness free shoulder massage experiences at Re.Ra.Ku stores nationwide and special event venues, we captured significant interest as a “new digital experience.” We believe this natural pathway from real-world experience to technology led to the rapid doubling of authentication numbers in a short period. We will continue advancing initiatives that connect physical and mental care with social infrastructure.

■ About World Network

World is intended to be the world’s largest, most inclusive network of real humans. The project was originally conceived by Sam Altman, Max Novendstern, and Alex Blania and aims to provide Proof of Human, finance and connection for every human in the age of AI. Find out more about World at world.org and on X (formerly Twitter).

■ About Re.Ra.Ku Group

Re.Ra.Ku Group operates more than 300 wellness salons nationwide, centered around Re.Ra.Ku. In addition to “Re.Ra.Ku,” which is located in commercial facilities and street-front stores, the group also operates five other brands: “Spa Re.Ra.Ku,” which is located in hot spring facilities; “Re.Ra.Ku PRO,” which operates a multi-purpose running station; “Bell Epoc,” which offers a wide range of services such as reflexology and aromatherapy body care, mainly in rural areas; and “Ruam Ruam,” which offers Asian massage techniques.

Web https://reraku.jp/

■ About MEDIROM Group

MEDIROM Group operates approximately 300 wellness salons under the “Re.Ra.Ku®” brand nationwide.

Since 2015, we have expanded into HealthTech, offering on-demand training apps like Lav® for specific health guidance and lifestyle improvement programs. In 2020, we started manufacturing the 24/7 recharge-free smart tracker “MOTHER Bracelet®,” which is now used in REMONY, our remote monitoring system for various industries including caregiving, transportation, construction, and manufacturing.

About MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●	A third party entering into a letter agreement with TFH and WF and the MSA becoming effective;
●	MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;
●	Changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;
●	MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;
●	The fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;
●	MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;
●	MEDIROM’s ability to raise additional capital on acceptable terms or at all;
●	MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;
●	Changes in consumer preferences and MEDIROM’s competitive environment;
●	MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and
●	The regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.